Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-145921 on Form S-3 of our report dated March 11, 2007 relating to the financial statements and financial statement schedule of GSI Commerce, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” effective January 1, 2006) and our report dated March 11, 2007 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of GSI Commerce, Inc. and subsidiaries for the year ended December 30, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
December 3, 2007